URSB BANCORP, INC.

January 7, 2026

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	URSB Bancorp, Inc.
Registration Statement on Form S-1 (Commission File No. 333 - 290213)
Request for Acceleration of Effective Date

To Whom It May Concern:

URSB Bancorp, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to January 9, 2026, at 11:00 a.m., Eastern time, or as soon thereafter as is practicable.

Please contact Victor L. Cangelosi, of Luse Gorman, PC ((202) 274-2028), if you have any questions concerning this matter.

Very truly yours,

/s/ Kenneth R. Totten
Kenneth R. Totten
Chairman, President and Chief Executive Officer